BANKERS TRUST COMPANY
One Bankers Trust Plaza
New York, New York  10006




Damian P. Reitemeyer     Mailing Address:
Vice President           P.O. Box 318
Telephone:  212-250-4599 Church Street Station
                         New York, NY  10008

                         February 14, 1996









Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
     US West Media Group


Pursuant to Rule 13d-1 of the General Rules and
Regulations under the Securities Exchange Act of 1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-
Mail confirmation.

                        Sincerely,

                         Damian P. Reitemeyer
Enclosures





             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549


                       SCHEDULE 13G


          Under the Securities Exchange Act of 1934
                      (Amendment No.  )*

                     US West Media Group
             __________________________________
                      NAME OF ISSUER:
                Common Stock, $.01 par value
           _____________________________________
           _
                          TITLE OF CLASS OF
                          SECURITIES 91288920
           _____________________________________
                        __ CUSIP NUMBER


Check the following box if a fee is being paid with this statement [x]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See
Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of
Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.
             (Continued on following page(s))

CUSIP No.  91288920                     Page 1 of 7 Pages
1.NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Bankers Trust New York Corporation and its wholly owned subsidiary, Bankers Trust Company (as Trustee for various trusts and employee benefit plans, and investment advisor). 13-6180473.

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
          (A)  [ ]
          (B)  [X]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

Bankers Trust New York Corporation and Bankers Trust Company are New York corporations.

NUMBER OF     5. SOLE VOTING POWER
               SHARES

Bankers Trust New York Corporation 513,200 shares
Bankers Trust Company            3,997,375 shares
  TOTAL SHARES                   4,510,575 shares

BENEFICIALLY    6. SHARED VOTING POWER
 OWNED BY
Bankers Trust New York Corporation  0 shares
Bankers Trust Company         199,749 shares
 TOTAL SHARES                 199,749

CUSIP No.  91288920                     Page 2 of 7 Pages

 EACH         7. SOLE DISPOSITIVE POWER
REPORTING

Bankers Trust New York Corporation      513,200 shares
Bankers Trust Company                10,649,489 shares


         TOTAL SHARES                11,162,689


PERSON        8. SHARED DISPOSITIVE POWER
 WITH
Bankers Trust New York Corporation       0 shares
Bankers Trust Company              277,646 shares
TOTAL SHARES                       277,646



9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON
Bankers Trust New York Corporation         513,200 shares
Bankers Trust Company                   10,927,135 shares
          TOTAL SHARES                  11,440,335
10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES
     CERTAIN SHARES [X]
11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          Bankers Trust New York Corporation       .1%
          Bankers Trust Company                   2.3%
               TOTAL                              2.4%


12.TYPE OF REPORTING PERSON *
     Bankers Trust New York Corporation - HC
     Bankers Trust Company - BK








CUSIP No.  91288920                Page 3 of 7 Pages



           DISCLAIMER OF BENEFICIAL OWNERSHIP
THE FILING OF THIS SCHEDULE G STATEMENT SHALL NOT BE
CONSTRUED AS AN ADMISSION THAT BANKERS TRUST NEW YORK
CORPORATION OR BANKERS TRUST COMPANY, AS TRUSTEE (THE
BANK) ARE, FOR THE PURPOSE OF SECTION 13 (g) OF THE
SECURITIES AND EXCHANGE ACT OF 1934, OR FOR ANY OTHER
PURPOSE, THE BENEFICIAL OWNER OF THE SECURITIES SET FORTH
IN ITEM 4 (a) (ii) HEREOF.

Item 1(a)      NAME OF ISSUER:

                    US West Media Group


Item 1(b)      ADDRESS OF ISSUERS PRINCIPAL EXECUTIVE
OFFICES:

                   7800 East Orchard Road
                    Englewood, CA 80111


Item 2(a)      NAME OF PERSON FILING:

          Bankers Trust New York Corporation, and its whollyowned subsidiary, Bankers Trust Company(as
          Trustee for various trusts and employee benefit plans, and investment advisor).


Item 2(b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE:

        280 Park Avenue New York, New York  10017.


Item 2(c)      CITIZENSHIP:

          Bankers Trust New York Corporation and Bankers
          Trust Company (as Trustee for various trusts and employee benefit plans, and investment advisor)are incorporated in the State of New York with its principal business office located in New
          York.


CUSIP No. 91288920                      Page 4 of 7 Pages
Item 2(d)    TITLE OF CLASS OF SECURITIES:
          Common stock ($.01 par value) of U.S. West Media
          Group.
Item 2(e)    CUSIP NUMBER:
                              91288920


Item 3       THE PERSON FILING IS A:

          For Bankers Trust New York Corporation,

     (g)  [X] Parent Holding Company, in accordance with
                 Section 240.13d-1(b)(ii)(G)

          For Bankers Trust Company

     (b) [X] Bank as defined in section 3(a)(6) of the Act.


Item 4         OWNERSHIP:

     (a)  Amount Beneficially Owned:
     As of December 31, 1995:
 (i)Bankers Trust New York Corporation     513,200 shares
    Bankers Trust Company               10,927,135 shares
               TOTAL SHARES             11,440,335

(ii) Bankers Trust Company was also the record owner of 36,543,490 shares as Trustee of the US West PAYSOP
Plan and the US West Savings Plan / ESOP(the Plan) with respect to which the bank disclaims beneficial ownership.

The Plan states that each Plan participant shall have the right to direct the manner in which shares of common stock shall be voted at all stockholders meetings. The Department of Labor has expressed the view that, under certain circumstances, ERISA may require the Trustee to

CUSIP No.91288920                       Page 5 of 7 Pages


vote shares which are not allocated to participants accounts and unvoted shares. Since, in the view of the Bank and Bankers Trust New York Corporation, such voting power is merely a residual power based upon the occurrence of an unlikely contingency and is not a sole or shared power to vote the securities, the Bankers Trust New York Corporation hereby disclaim beneficial ownership of such securities.



     (b)  PERCENT OF CLASS:

          Bankers Trust New York Corporation     0.1%
          Bankers Trust Company                  2.3%
               TOTAL                             2.4%
          The common stock as to which Bankers Trust
          Corporation disclaims beneficial ownership constitutes 7.8% of the Issuers outstanding
          Common Stock.



     (c)  Number of shares as to which the Bank has:
        (i)  sole power to vote or to direct the
                vote -
Bankers Trust New York Corporation         513,200 shares
Bankers Trust Company                    3,997,375 shares
               TOTAL SHARES              4,510,575 shares

          (ii)  shared power to vote or to direct the
                 vote -
Bankers Trust New York Corporation              0 shares
Bankers Trust Company                     199,749 shares
               TOTAL SHARES               199,749

          (iii)  sole power to dispose or to direct the
                  disposition of -
Bankers Trust New York Corporation         513,200 shares
Bankers Trust Company                   10,649,489 shares
               TOTAL SHARES             11,162,689

CUSIP No.91288920                       Page 6 of 7 Pages
     (iv)  shared power to dispose or to direct
                   the disposition of -

Bankers Trust New York Corporation              0 shares
Bankers Trust Company                     277,646 shares
     TOTAL SHARES                         277,646

Item 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
           []
Item 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
          ANOTHER PERSON:

    The Issuers Plan, and various trusts, and employee benefit plan for which the Bank serves as Trustee, and accounts for which the Bank serves as investment advisor, have the right to receive and/or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7    IDENTIFICATION AND CLASSIFICATION OF THE
SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
REPORTED ON BY THE PARENT HOLDING COMPANY:

          See Item 3 above.



Item 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
THE GROUP:
                    Not Applicable.
Item 9    NOTICE OF DISSOLUTION OF GROUP:
                    Not Applicable
CUSIP No. 91288920                      Page 7 of 7 Pages


Item 10   CERTIFICATION:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


SIGNATURE:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     as of December 31, 1995


     Bankers Trust New York Corp.

     /s/James T. Byrne, Jr.
     James T. Byrne, Jr.

     Secretary

     Bankers Trust Company, as investment
advisor.

     /s/James T. Byrne, Jr.
     James T. Byrne, Jr.

     Secretary


                      EXHIBIT TO ITEM 7
The chain of ownership from Bankers Trust New York
Corporation to Bankers Trust Company is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |

                    Bankers Trust Company